Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

FINAL TRANSCRIPT

HOLX - Hologic at Jefferies Healthcare Conference

Event Date/Time: Jun. 28. 2007 / 8:10AM ET

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

CORPORATE PARTICIPANTS

Glenn Muir

Hologic - EVP, CFO

Jack Cumming

Hologic - Chairman, CEO

PRESENTATION

Glenn Muir - Hologic - EVP, CFO

Thank you, Mark. Good morning, everyone. Welcome to the Hologic presentation. As I look out, I see a lot of familiar faces.

So I think we’ll try to breeze through the slides if we could this morning and try to cover as much ground, leave some time open for Q&A. I know Jack has a lot of questions or answers he wants to either ask or answer. So let me see.

Jack Cumming - Hologic - Chairman, CEO

First word, sounds like –

Glenn Muir - Hologic - EVP, CFO

I got it. I’m sorry. First of all, let me start with our Safe Harbor statement. We have a few slides here. If you could read along, that would be great.

We will be making some forward-looking statements this morning. And please refer to our recent filings with the SEC for risk factors.

Hologic is a niche medical imaging company. We are focused in women’s health. We have a long history of innovation dating back to 1986 when we introduced the first bone densitometer for osteoporosis assessment that quickly became the gold standard product in the marketplace.

We were very successful in building a franchise around that, especially in the radiology offices and built up a fairly significant sales and service infrastructure here in the United States.

We were able to leverage that into what we perceived as a growing field, that and mammography, specifically digital mammography. And in 1999, we acquired some unique digital technology, a digital detector that was invented and R&Ded by DuPont.

Our goal was to take this digital detector and turn it into our own digital mammography system.

Less than a year later, we were very fortunate in being able to acquire the LORAD brand of analog film-based mammography equipment. And this gave us the channel and additional sales channel of an installed customer base, number one, and also a modality to attach our digital detector to.

And from those two acquisitions, we created our digital mammography system, which we call Selenia, which was introduced in 2003 and which has really fueled our revenues and earnings growth in the last three to four years.

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Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

More recently, we’ve made a number of acquisitions. In 2006, we acquired R2, a company in the CAD field for mammography. We acquired Suros, a breast biopsy tool company. And we acquired AEG, which gave us the capability of in-house selenium coating.

And then more recently, within the last month, we’ve announced the pending acquisitions of both Cytyc and a small company in California called BioLucent, which manufactures and makes a foam cushion called the MammoPad, which I’ll talk about shortly.

Real briefly, on our financial overview, there’s been 13 quarters of increasing revenues and earnings. It’s really been fueled by the adoption of our digital mammography system.

Mammography to us and breast care in general represents almost 80% of our revenue. We are the market leader in the United States with over 50% market share. We have 13,000 mammography systems installed worldwide, representing a third of the worldwide market for mammography equipment.

We’ve been selling this equipment in the field for over 20 years now, so have an established brand name.

And we can see at the bottom of the chart the type of sales growth compared to the year before up 99% compared to the first half of ’07 over the first half of ’06. And we’re up 77% over all of FY ’05, so very dramatic growth. And we can show that in just a moment.

But the real key to our mammography segment is the Selenia system itself, our offering for full-field digital mammography. It utilizes the detector from DuPont I spoke about.

It is the only direct conversion digital detector on the marketplace that directly converts the x-ray photon to the digital image that the mammographer sees.

Other digital products use indirect methods of conversion. The advantage is our product does offer the best quality, the best image, and the best resolution in the marketplace today.

Just to try to indicate the kind of ramp up that we’re seeing in particular with the Selenia systems has been an increasing demand. This product has only been on the market in the U.S. since 2003, so less than four years, and we’re getting enormous penetration in the market.

If we look in the end of ‘05, early of ‘06 timeframe, there was a real catalyst occurring, which was the release of the DMIST trial, the Digital Mammography Imaging Screening Trial, a four-year government sponsored study involving 49,000 patients at 29 different sites.

And this study concluded that digital mammography was significantly better than analog in a subset of women. And it was an important subset that comprised 65% of the population.

This has been the catalyst for our recent growth as, number one, hospitals and clinics rushed to adopt digital because it is better.

And they want to promote it in the marketplace as better. And number two, patients are in fact asking now when they call for digital mammography.

From a market penetration standpoint to try and understand where we are in the market, there is statistics on the web that are very easy to follow the number of both analog and digital mammography systems in the United States.

There are almost 13,500 mammography systems in use in the U.S., of which 2,700 of those are digital today.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

So at today’s point in time, we’re about 20% penetrated if we look at the 13,000 as a total. And this is the real question over to what timeframe that these analog systems will convert to digital and what is the absolute total number.

These are questions that don’t tend to have an answer. We think it’s a high number that would be converted over time.

If you look out far enough, if you look out 20 years for a moment, we do believe that all systems will be digital at some point in time.

The market that we are in, though, is a replacement market. Analog mammography equipment tended to get replaced every seven to ten years as it began to wear out. That is what we expected when we introduced the Selenia system.

It was the DMIST that really accelerated that adoption earlier than the seven to ten time frame. And as you can see, we are in the early stages of this adoption cycle today.

If we think about mammography, though, Selenia is a product that offers a 2D view of the breast, very similar to analog. The difference is, it is a digital picture. You can manipulate it, you can magnify it. It does have higher resolution, but at the end of the day, it’s the same data. It’s 2D.

We believe the future of mammography — and we’re talking years out now — is the concept of tomosynthesis. It is 3D imaging. It’s taking a number of scans of the breast under compression in order to reconstruct the various layers of tissue.

That way, the mammographer, the radiologist can peel away the various tissue layers to see what’s underneath.

And that’s the important point. What we’re trying to do is to improve the detection. From a screening modality, it’s to catch more cancers upfront. If you can improve the detection, we can also lower the recall rate.

We can lower the number of women, which today is 15% to 20% are called back because from the original screening mammogram, it’s very difficult to see if it’s a suspicious area or if it’s simply tissue overlap or a pinched blood vessel. And those are the aspects of tomosynthesis that we think we can improve.

The next slide I have here is a slide I’ll show the movie or semi-mode of tomo as it flips through the various layers.

And we look at the center of the screen, we’ll begin to see a number of different white specks appear. These are micro-calcifications that were caught in the 3D mode but were not caught in the 2D.

And we’re looking. I don’t see it yet. They should appear right in the middle. Jack, if you could point, that would be helpful.

I know you’re taking notes, but — right where Jack pointed, right there in the center, you’ll see the specks just popped up. Those are micro-calcifications that were not caught and would not be able to be caught on the 2D because of the overlapping tissue.

It’s a very powerful statement when a radiologist sees this for the first time. We believe this is the future of mammography.

As I said, it is years out. We’re working with the FDA now for approval. We are on track. Our expectation is to launch this product, to commercialize it in our fiscal 2008.

What that means, however, is we begin to sell it to the industry leaders and the gurus. Full implementation as a screening product probably isn’t until the 2010 timeframe.

But it’s a product that its real goal is to replace aging Selenias, Selenias that were introduced in the 2002 timeframe. So it really is a second wave, a second generation of products.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

One of our acquisitions was the Suros breast biopsy tool. We sell what we call a Multi-care Breast Biopsy Table that the patient lies on prone. And it provides the coordinates for extracting the tissue.

The Suros product is the tool itself that does the extraction. It is a faster product, a lighter product, better fluid management than the incumbent on the marketplace. Suros was a newer company. About three years, they’ve been selling products.

Last year, their sales were $38 million — we’re looking for sales of $60 million this year and growing to $90 million next year.

They’re getting very good traction in the marketplace because it is a better product and because it fit into our sales channel with our salespeople selling into the radiology marketplace. And this is called a Vacuum-Assist Breast Biopsy System.

But what I’d like to point to is that they have a brand new product that we just launched a month and a half ago called Celero that’s an untethered vacuum-assist product geared for a different market, not geared for the radiology market, but geared for breast surgeons, who tend to do handheld biopsies under ultrasound guidance.

It’s a much different market, and it’s brand new. Unfortunately, it’s a product that is sold through a sales channel that we don’t have. Hologic is very focused in acute care hospitals and radiology. This is a product for breast surgeons.

We’ll talk a little bit about Cytyc. Cytyc has a sales force in the breast surgery marketplace that we’ll hit upon.

If we look at this breast biopsy market and why we are excited about it, earlier on one of the slides, it indicated that there were 34 million mammograms a year in the United States. 15% to 20% of the patients are called back. Six million to seven million women are called back for a diagnostic. It’s unclear.

From that, we perform 1.8 million biopsies to definitively tell if there is cancer present. Of those biopsies, on the right hand side, 700,000 are still performed by a surgeon with a scalpel excisionally.

That market beginning to shift into the ATEC market, the market that we have for vacuum assist. That’s the player where we are at the bottom of the 500,000 procedures.

The new market for us, it’s on the left hand side, is we replace core needle biopsies. And that’s a brand new market that we have not yet penetrated. But the Celero product is targeted for it. And we will use the Cytyc sales force to access it.

We just announced last week another acquisition, a very small company in California that has an enviable position in the breast pad business, selling foam cushions that help in the mammography operation itself.

It provides greater comfort for the mammogram. It increases the cleanliness of it. And it also helps to improve the image quality by using these pads. The market for the MammoPads are the 34 million mammograms in the U.S.

Today, this market is about 10% penetrated. The company has only been around for a few years. And they’ve been trying to establish a sales force.

We’ll begin to sell this directly through our sales force. The average selling price for the product is about $5 with a 64% gross margin.

And we’re projecting sales, if we look at fiscal ‘08 for a moment, of $25 million for this product. This company we have, the purchase price is $70 million with a small earn out over two years for revenue growth.

If I could just shift real quickly now then to the pending acquisition we announced five weeks ago of Cytyc.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

I think many people are familiar with Cytyc, the leader in the Pap smear business, the liquid-based Pap smear they invented and created that marketplace almost 15 years ago today.

We announced this deal on May 20th. It’s basically a $6.2 billion deal, equity of Hologic, 0.52 shares, plus approximately $2.2 billion of cash, cash that we will be borrowing. We’ve announced some transactions.

Goldman Sachs has provided us with a commitment letter for the financing on this deal. We’re looking to close this deal in either the September or early October timeframe, pending approval and go ahead from the SEC.

Some of the advantages of the Cytyc merger, number one, we are combining two companies that between them are completely entirely focused in women’s health. We are on the imaging side. Cytyc is on the diagnostic side.

But between us, there are nine number one brands in the marketplace. We are clearly the leader. We’re trying to create a dominant force within women’s health.

There are significant cross-selling synergies. And this isn’t cross-selling from the Hologic standpoint. We are focused in radiology. We will not be selling their products. But it’s vice versa.

The Cytyc sales force, number one, is a sales force that we would like to help sell our current products, be it the Celero product from Suros into the breast surgeon marketplace or even digital mammography and bone densitometry through their OB/GYN and primary care sales force.

We believe their sales force can help increase the awareness and utilization of our products and help sell additional products into that channel.

In addition, we have future products we can talk about that Hologic has in the R&D pipeline that are geared towards the surgical and the oncology marketplace for which we don’t have a sales force, yet Cytyc does.

And then lastly, when we look at the international opportunity, our sales are about 25% overseas. Cytyc are just under 15%.

There’s a big opportunity for the both of us as we’re very early on in the adoption cycle for many of our products. And the whole brand awareness and increase of scale overseas will benefit both companies.

Some of the strengths when you look at our sales coverage, especially in the United States, 425 salespeople, 250 on the service side, significant cash flow generation.

When we look out at fiscal ‘08, we are projecting well over $450 million in projected EBITDA. And for us, this is an accretive deal to our EPS in the first year.

Here’s a slide really indicating all the areas that we play as a combined Company. The pink circle is the Cytyc products. The blue on the bottom are the Hologic products. Many of these products are in high-growth areas.

If you look at the Hologic products, digital mammography is clearly a high-growth area today. On the Cytyc side, we all appreciate the ThinPrep Pap smear business is a mature market.

But their NovaSure product for endometrial ablation, their first term from Adeza for pre-term pregnancy, these are, we believe, high-growth products, both here in the United States and overseas, that we think we can help accelerate their growth going forward.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

What are we trying to do? To a certain extent, we’re trying to leverage the OB/GYN channel. For the woman, it starts here. It starts with referrals to screening, referrals to diagnostic.

We want to cover all the areas to help improve the outcomes, from screening, diagnostics, therapeutics, all along the way so the choice for the OB/GYN is to refer that patient to a Hologic center of excellence.

Sales reps, we’ll have over 440 sales reps in the United States, OB/GYN, breast surgeons, oncology, radiology. It’ll be a very comprehensive, the largest, dedicated women’s sales force in the U.S.

Product pipeline, this is Hologic’s product pipeline. We have a whole number of products in the works today that will benefit from being able to be sold through the Cytyc channel because they are in the surgical and the oncology marketplace. I won’t go through those right now.

A very diversified, balanced revenue mix. It’s the top chart, Hologic, 60-some percent of our sales are digital mammography today. If we look down below on Cytyc, almost 60% of their sales are the more mature ThinPrep product.

When we combine the two companies, we have a Company whereby two-thirds of the revenues are in high-growth areas, their surgical products, our digital mammography product.

And we have a company where 60% of the sales are the consumables, the disposables, the recurring revenue stream. And only 40% are the capital equipment for a moment.

If we just look at the combined financial strength, if we look back at the March reported quarter and we annualize that for a moment, we end up with a combined Company with revenues of a bit over $1.4 billion, gross margins of 60%, and EBITDA — annualized EBITDA on the March basis of $436 million, a substantial Company.

We’ve given some guidance for fiscal year 2008. Our fiscal year begins October 1st. And that is revenues in excess of $1.7 billion, adjusted EPS of $2.35 to $2.40 a share.

Adjusted for us means GAAP EPS, excluding amortization of intangibles.

Long-term, gross margins 65%. Our long-term growth outlook is to create a company with sustainable long-term revenue and earnings growth of 20%, which we think we can do on a sustainable long-term basis.

And finally, my last slide, Company strategy — number one, top tier growth, many of our products are in the growth phase.

We are very focused on maintaining our market leadership, which to a great extent is due to leading-edge technology. We’ve always been known, both companies, for leading-edge technology in the marketplace.

And then finally, financial discipline — I mentioned that we will be borrowing $2.2 billion to finance the transaction. Our number one goal going into ‘08 and ‘09 is to rapidly pay down that debt.

And with that, thank you. Let me conclude. And hopefully, I’ve left enough time for Q&A if we could please.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

QUESTIONS AND ANSWERS

Glenn Muir - Hologic - EVP, CFO

It seems like your dinner last night, Jack. All the questions might have been answered. Was there any particular question that was better than any other last night.

Jack Cumming - Hologic - Chairman, CEO

That was whether you would arrive actually.

Glenn Muir - Hologic - EVP, CFO

Whether I would arrive, yes. My two p.m. shuttle flight out of Boston arrived at one-thirty this morning — not the flight to be on.

Unidentified Audience Member

Well, Glen, I guess I’ll ask. Just in terms of the financing, the $2.2 billion, given the current trends and interest rates, et cetera., does accretion or the commentary on EPS still stand regardless of where we are in that movement industry.

Second question is just NovaSure and Adeza products for pre-term. You mentioned that Hologic can help grow that. I guess I’m not sure how Hologic’s distribution really fits into that. So can you explain how that might occur as well? Thanks.

Glenn Muir - Hologic - EVP, CFO

Sure. Absolutely. Two questions—the first one on the—everyone has probably noticed that in the current environment interest rates are ticking up a little bit. We’ve noticed that as well. Yes, that does increase our interest expense. No, that does not affect the accretive nature of this deal itself.

Second of all, on the question of NovaSure and Adeza products, how does Hologic help? Hologic doesn’t help from the standpoint of selling through out channel.

Where Hologic helps is the combined company has the scale and efficiency to build greater awareness for those products, not just in the United States, but probably more on the international side.

We both are very early on in the adoption cycle overseas. And it’s the combination of our dealer network with their direct network overseas that can help to benefit both company’s products, including those products.

We actually feel that those products are a bit—their growth rate’s probably a bit higher. And they’re a little bit underappreciated today that we see a lot of future benefits for some of the surgical products in the pipeline at Cytyc. I don’t know. Jack, did you have anything to add to that?

Jack Cumming - Hologic - Chairman, CEO

No thank you.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

Unidentified Audience Member

Glenn, can you just talk about your pricing strategy for tomo and also the forklift upgrade strategy that you were talking about implementing?

Glenn Muir - Hologic - EVP, CFO

Well, Jack is Mr. Tomo. So maybe I’ll defer to Jack on that one.

Jack Cumming - Hologic - Chairman, CEO

He’s trying to trick you. As we said, we have finished our clinical trials on tomo. We have done our reader study.

We’re now preparing our final submission to the FDA. We’re still hoping for approval at the end of this year. That will be dependent on whether the FDA asks for [panel reading] or not, which we do not know.

In 2008, we’re going to put out a limited number of tomo systems, even with approval. And that has been our strategy since the first day. We’re going to put it out to the early adopters of our Selenia system. And we are going to continue to get a lot of field data because tomo is going to flourish in 2010.

And the reason we say 2010 is, at that point in time, we would’ve had about 400-and some odd systems, maybe 450 systems, already in the field over five years. So just the normal replacement cycle is going to start happening in 2010.

And the tomo system that will be put out is basically today’s Selenia with 3D capability. It’ll be one product. And it will replace today’s Selenia system.

So we have to feel comfortable enough with the performance of that system because at one point, we’re going to turn the manufacturing off on today’s Selenia and go with the new Selenia.

So unless we can produce 400 of these in a quarter, you won’t see us have just Selenia II, if you will and not Selenia I.

So it’s going to be a process of continuing to fine tune the software, be fairly picky about where they go, certainly in ‘08. We have a kind of a sense internally how many we’ll have out there.

We do intend to have more sites in the United States and internationally by the end of this calendar year. And these will be in, of course, world-class centers where we can bring our customers and we can get further data.

But from a modeling standpoint, 2010 clearly is going to be the big year for tomo. And we would hope that we could have reimbursement also by that time because we’re working on that now.

Unidentified Audience Member

Glenn, on pricing?

Jack Cumming - Hologic - Chairman, CEO

We can’t quote a price because the fact is the FDA says you can only quote a not to exceed. And we have told our customers it’s not to exceed $200,000 additional over what today’s product is.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

Glenn Muir - Hologic - EVP, CFO

I would point out on the tomo, though, and I think people are aware of this, that the manufacturing cost of the tomo unit itself was expected to approximate that of Selenia today.

And we did pretty good. I mean, we came pretty close, within $5,000 of hitting that target. So essentially, when Jack talks about the premium we receive on tomo, it’s basically on top of a Selenia product that we sell today at the same cost.

So this is to a certain extent all incremental margin to the bottom line as we go forward or when we get to the 2010 timeframe.

Jack Cumming - Hologic - Chairman, CEO

We have time for one question, apparently.

Unidentified Audience Member

If the acquisition doesn’t go as well as planned, what would be the key reasons why it wouldn’t work. What are the key challenges that you will be laser-focused on to make sure that the acquisition is successful.

Jack Cumming - Hologic - Chairman, CEO

Well, not trying to be funny, but the reality is we don’t want to screw it up. I mean, this is a highly well-run company, Cytyc. And so consequently, I don’t think you mess with success.

What you do is you take fiscal ‘08 and, with working teams that we’re putting together, you look to where ‘09 is going to be as far as where you can align the assets best.

So there’s going to be minimal upheaval if any going in the first year. The same folks that the Cytyc people report to today, they’re going to report to on the close.

The only difference is the typical that you would expect with trying to get computer systems together and those kind of things that sometimes can be problematic.

But on a large-scale basis, or on a sales basis, it really is business as usual with cross training going on during the year. That’ll be a key element of what we do, cross training, getting everybody to talk about everyone else’s product, but not mess with a good thing.

I think that gentleman said that was all we had time for. [Mr. Richter], sir.

Unidentified Participant

Thanks, guys.

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FINAL TRANSCRIPT

Jun. 28. 2007 / 8:10AM, HOLX - Hologic at Jefferies Healthcare Conference

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Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.